UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

____________Herzliya 4614001, Israel____________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated December 16, 2013 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. (“XTL Biopharmaceuticals”, “XTL” or the “Company”) as published on the Tel-Aviv Stock Exchange Ltd. according to the Israeli Security Regulations.

Re: Change in Reporting Format

Following the Company's immediate report of July 15, 2013 announcing that its American Depositary Receipts (“ADRs”) were approved for relisting on the Nasdaq Capital Market, and commenced trading under the Nasdaq ticker symbol “XTLB”, the Company is pleased to announce that in accordance with the resolutions of the general meetings of shareholders and warrant (series 2) holders held on November 19, 2013 and December 12, 2013, respectively, and in accordance with section 35.33.1 of the Israeli Securities Law – 1968 (the “Law”), the Company shall transition to reporting under Chapter E3 of the Law, effective as of the date of this immediate report.

Further details may be found in the Company's immediate reports regarding convening of the general meeting of shareholders on October 9, 2013, and convening of the general meeting of warrant (series 2) holders on November 21, 2013.

For the Company’s annual periodic report for the year ended December 31, 2012, see the Company's immediate report of March 25, 2013.

For the interim report for the nine month period ended September 30, 2013, see the Company's immediate report of November 29, 2013.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma and schizophrenia.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 16, 2013	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer